Exhibit 99.32

[Logo of Computershare]
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: March 13, 2012

To: All Canadian Securities Regulatory Authorities

Subject: COASTAL CONTACTS INC. (AMENDMENT)

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	12/03/2012
Record Date for Voting (if applicable) :	12/03/2012
Beneficial Ownership Determination Date :	12/03/2012
Meeting Date :	20/04/2012 (AMENDED)
Meeting Location (if available) :	TBA

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	19044R108	CA19044R1082
COASTAL CONTACTS INC	19044R108	CA19044R1082
COASTAL CONTACTS INC TFSA	19044R108	CA19044R1082

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for COASTAL CONTACTS INC.